UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41722

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St.

St. Helier, Jersey, JE49WG

Tel: +(817) 698-9901

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1.	Press Release of New MAC dated September 11, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

Date: September 11, 2023